Bartz, Edward P.

From:	Christopher Carlson <CCarlson@rcscapital.com>
Sent:	Wednesday, August 13, 2014 5:05 PM
To:	Bartz, Edward P.
Subject:	BDCA Senior Capital, Inc.--80% Policy (File No. 333-197447)

Hello,

Further to our conversation, please see below for our proposed 80% policy in response to comment 3 from your letter dated June, 20, 2014, which also appears below.

Please let me know if you have any questions or comments.

Thank you,

Chris

Comment: Inasmuch as the term "senior capital" in the Fund's name suggests a particular type of investment, please disclose a policy to invest at least 80% of the Fund's assets in senior capital investments, such as securities that have priority claim ahead of all other securities of the issuer. See Rule 35d-1(a)(2) under the Investment Company Act of 1940 (the "Investment Company Act").

Response: We propose to adopt an 80% policy as follows:

> Under normal market conditions, least 80% of the value of our net assets (including borrowings for investment purposes) will be invested in the following: (i) first lien, floating rate loans or second lien, floating rate loans of U.S. companies with large principal amounts that are broadly syndicated and have an active secondary trading market ("Senior Leveraged Loans"); (ii) loans that by their terms are secured by assets or senior to any other creditor's claim on an issuer's assets ("Senior Debt"); (iii) other investments that have a priority or preferred claim on an issuer's assets, either by their terms or according to their location in an issuer's capital structure ("Senior Assets" and, collectively with Senior Leveraged Loans and Senior Debt, "Senior Capital Investments"). Our investments may take the form of the purchase of Senior Capital Investments (either in the primary or secondary markets) or through investments in entities that in turn invest in a pool of Senior Capital Investments, such equity tranches of collateralized loan obligations ("CLOs") that invest substantially all of their assets in Senior Capital Investments.

We believe that an equity or residual interest in a pool of Senior Capital Investments such as a CLO that invests substantially all of its assets in Senior Capital Investments represents an investment in Senior Capital Investments, given that the Fund's return characteristics will be directly tied to the nature of the assets comprising such CLO. This is consistent with the SEC's statement in the Rule 35d-1 adopting release that investments in instruments with "economic characteristics similar to the securities included in [the 80%] basket" should be considered as satisfying an 80% policy adopted pursuant to Rule 35d-1. *See Final Rule: Investment Company Names*, Rel. No. IC-24828 (Jan. 17, 2001) at fn. 13.



Christopher Carlson

Assistant General Counsel - RCS Capital

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ccarlson@rcscapital.com

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